SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2*)


NAME OF ISSUER:  General Devices, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  369514104000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Paul O. Koether
     Asset Value Management, Inc.
     376 Main Street
     P.O. Box 74
     Bedminster, New Jersey 07921                 (908) 234-1881

DATE OF EVENT WHICH REQUIRES FILING:    FEBRUARY 11, 2005


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   369514104000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:    1,580,971

8.       SHARED VOTING POWER:      0

9.       SOLE DISPOSITIVE POWER:       1,580,971

10.      SHARED DISPOSITIVE POWER:          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   1,580,971

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   43.94%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER.

     This Amendment No. 2 relates to the Schedule 13D filed on February 25, 1999 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of the common stock, $.01 par value per share ("Shares") of General Devices, Inc., a Delaware corporation (the "Company" or "General Devices"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the date of the last filing in a private placement negotiated directly with General Devices, Asset Value has acquired 714,413 Shares at an aggregate purchase price of $71,441.30, Asset Value purchased the Shares with their cash reserves.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on February 11, 2005, Asset Value beneficially owned an aggregate of 1,580,971 Shares, approximately 43.94%.

     Percentage ownership is based upon the total Shares outstanding after the private placement.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit  C -  Transactions in Shares for the past 60 days

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 16, 2005


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ Paul O. Koether
                                      --------------------------------
                                      Paul O. Koether
                                      Chairman and President

                                   Exhibit C
                  Transactions in Shares for the past 60 days


                                NUMBER OF                       PRICE
    DATE                       SHARES SOLD                    PER SHARE *
  --------                   ---------------                ---------------

   2/11/05                       714,413                        $ .10